Semiannual Report

MARCH 31, 2007

Waddell & Reed Advisors Global Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Global Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Global Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2007



DEAR SHAREHOLDER:

Stock markets around the globe generally provided attractive returns over the past six months, even as week to week it seemed the degree of price fluctuation accelerated. Most bond markets, meanwhile, were relatively flat. Concerns regarding monthly inflation reports, energy prices, Federal Reserve policy and increased defaults on housing debt were among the short-term factors that seemed to worry some fixed-income investors.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the six months ended March 31, 2007. This past fiscal period the S&P 500 Index advanced 6.4 percent, led by a 20.9 percent rise in materials stocks. Energy stocks were strong, too, as the price of oil gyrated. Health care and financials were generally the weakest stock sectors during the six-month period. In fixed-income markets, prices of lower rated securities softened in some sectors as overall economic growth slowed.

Seasons change, growth continues

As we enter spring, gasoline prices have risen again to above $2.50 a gallon in many locations. However, the latest round of volatility at the pump pales in comparison to the situation last summer, when more than $3 a gallon was briefly the norm, and the U.S. seemed threatened with significantly higher inflation. Overall, the economic news of the past year has been good, including:

- Moderate oil prices
- Corporate profits remained solid, rising around 10%
- Low inflation and
- Improving trade and federal deficits.

Our Economic Snapshot chart highlights five selected indicators. As you can see, there's much to be thankful for, as well as a case for optimism about the future. Compared to six months earlier, a slightly smaller percentage of people in the U.S. are unemployed. Inflation is lower. The cost of financing a home is slightly lower. Overall economic growth is slower, however, while oil prices have risen.

Economic Snapshot		
	3-31-2007	9-30-2006
U.S. unemployment rate	4.40%	4.60%
Inflation (U.S. Consumer Price Index)	2.80%	3.00%
U.S. GDP	1.30%	3.00%
30-year fixed mortgage rate	6.13%	6.18%
Oil price per barrel	$65.87	$62.91

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Stock valuations generally appear reasonable, in our view, especially given profit levels and still low U.S. interest rates. We see an attractive path ahead for diversified investors in 2007, although one that might be marked by a few unexpected curves. As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your long-term financial future.

Our seven decades of expertise

In 2007, we mark the Waddell & Reed organization's 70th anniversary, and more than four decades since the founding of the first Waddell & Reed Advisors fixed-income fund. We have deep resources focused on helping you achieve your long-term financial goals. At Waddell & Reed, we are committed to offering you a financial planning philosophy that emphasizes participation in positive markets as well as a very strong effort to manage risk. To help accomplish this, we have a research culture focused on fundamental excellence.

Thank you for your continued confidence in us.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

GLOBAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2007.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,038.80	1.31%	$ 6.63
Class B.	1,000	1,033.20	2.35	11.89
Class C	1,000	1,034.00	2.25	11.39
Class Y.	1,000	1,041.10	0.87	4.49
Based on 5% Return[2]				
Class A.	$1,000	$1,018.41	1.31%	$ 6.56
Class B.	1,000	1,013.23	2.35	11.78
Class C	1,000	1,013.73	2.25	11.28
Class Y.	1,000	1,020.57	0.87	4.45

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2007, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GLOBAL BOND FUND

Portfolio Highlights

On March 31, 2007, Waddell & Reed Advisors Global Bond Fund, Inc. had net assets totaling $296,732,698 invested in a diversified portfolio of:

37.66%	Foreign Corporate Debt Securities
28.63%	Other Government Securities
13.06%	Domestic Corporate Debt Securities
10.60%	United States Government and Government Agency Obligations
9.22%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
0.83%	Foreign Common Stocks

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:



Other Government Securities	$28.63
Financial Services Bonds	$16.54
United States Government and Government Agency Obligations	$10.60
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 9.22
Utilities Bonds	$ 8.51
Consumer Nondurables Bonds.	$ 7.72
Miscellaneous Bonds	$ 5.79
Energy Bonds	$ 3.78
Shelter Bonds	$ 3.36
Raw Materials Bonds	$ 2.59
Transportation Bonds	$ 2.43
Foreign Common Stocks.	$ 0.83

On March 31, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	AAA	36.55%
■	AA	1.19%
■	A	6.56%
■	BBB	19.22%
■	BB	12.98%
■	B	8.73%
☐	Non-Rated	4.72%
■	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts.	9.22%
☐	Foreign Common Stocks.	0.83%

Ratings reflected in the wheel are taken from Standard & Poor's.

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested in geographic regions as follows:



	North America	$37.48
▪	United States	$23.76
▪	Canada	$ 9.07
▪	Mexico	$ 4.65
	Europe	$30.18
▪	Germany	$11.37
▪	Russia	$ 5.15
▫	Norway	$ 5.06
▪	Luxembourg	$ 3.70
▪	United Kingdom	$ 3.56
▪	Other Europe[1]	$ 1.34
	South America	$14.81
▪	Brazil	$ 6.93
▪	Chile	$ 4.20
▪	Argentina	$ 3.43
▪	Peru	$ 0.25
▫	**Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts**	$ 9.22
▪	**Pacific Basin[2]**	$ 5.55
▪	**Bahamas/Caribbean[3]**	$ 2.43
▪	**Other[4]**	$ 0.33

(1)Includes $0.59 Ireland and $0.75 Poland.
(2)Includes $0.65 Australia, $0.55 China, $1.15 Hong Kong, $1.67 India, $0.35 Indonesia and $1.18 Japan.
(3)Includes $0.53 Bahamas and $1.90 Cayman Islands.
(4)Includes $0.33 Panama.

The Investments of Global Bond Fund

March 31, 2007

COMMON STOCKS – 0.83%	Shares	Value
Mining		
Rio Tinto plc (A)	30,000	$ 1,713,206
Southern Copper Corporation	10,500	752,430
(Cost: $2,242,597)		$ **2,465,636**

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 1.01%		
FedEx Corporation,		
2.65%, 4–1–07	$3,000	**3,000,000**
Aircraft – 0.34%		
Raytheon Company,		
5.375%, 4–1–13	1,000	**1,002,211**
Banks – 7.99%		
Banco BMG S.A.:		
8.75%, 7–1–10	382	394,415
8.75%, 7–1–10 (C)	2,000	2,065,000
9.15%, 1–15–16	500	530,400
9.15%, 1–15–16 (C)	500	536,250
Banco Santiago SA,		
7.0%, 7–18–07	4,555	4,575,780
Bank for Foreign Trade,		
7.0%, 4–13–09 (D)	RUB45,000	1,752,624
ICICI Bank Limited,		
4.75%, 10–22–08	$3,210	3,168,520
Industrial Development Bank of India Ltd.,		
5.125%, 12–23–09	1,800	1,777,910
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	3,500	3,599,680
Or-ICB S.A.,		
6.875%, 7–29–08	1,000	1,012,000
PT Bank Rakyat Indonesia (Persero),		
7.75%, 10–30–13	1,500	1,525,682
Unibanco – Uniao de Bancos Brasileiros S.A.,		
7.375%, 12–15–13	2,700	2,764,125
		23,702,386

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Beverages – 3.06%		
Central European Distribution Corporation,		
8.0%, 7–25–12 (C)(D)	EUR1,530	$ 2,217,569
Coca-Cola Bottling Co.,		
6.85%, 11–1–07	$2,000	2,009,810
Companhia Brasileira de Bebidas,		
10.5%, 12–15–11	2,000	2,400,000
Miller Brewing Company,		
4.25%, 8–15–08 (B)	2,500	2,462,035
		9,089,414
Broadcasting – 0.34%		
EchoStar DBS Corporation,		
5.75%, 10–1–08	1,000	**1,001,250**
Business Equipment and Services – 1.00%		
Quebecor World Capital Corporation,		
4.875%, 11–15–08	2,000	1,952,500
Shimao Property Holdings Limited,		
8.0%, 12–1–16 (B)	1,000	1,015,000
		2,967,500
Chemicals – Specialty – 0.71%		
Bayer Corporation,		
6.2%, 2–15–08 (B)	2,100	**2,106,447**
Coal – 0.34%		
Peabody Energy Corporation,		
6.875%, 3–15–13	1,000	**1,017,500**
Construction Materials – 0.69%		
Celulosa Arauco y Constitucion S.A.,		
8.625%, 8–15–10	1,850	**2,031,211**
Containers – 0.85%		
Packaging Corporation of America,		
4.375%, 8–1–08	2,550	**2,509,843**
Finance Companies – 7.42%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	1,500	1,533,750
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (B)	3,000	2,995,500
CSN Islands VII Corp.,		
10.75%, 9–12–08 (B)	2,500	2,712,500

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Caterpillar Financial Services Corporation,		
3.67%, 10–4–07	$1,000	$ 991,160
Hutchison Whampoa Finance Limited,		
6.95%, 8–1–07	1,000	1,004,780
ISA Capital do Brasil S.A.,		
7.875%, 1–30–12 (B)	3,000	3,067,500
Rio Tinto Finance (USA) Limited,		
2.625%, 9–30–08	2,000	1,927,944
Russian Standard Bank:		
7.5%, 10–7–10	1,750	1,676,115
7.5%, 10–7–10 (B)	1,000	961,250
SLM Corporation,		
4.09%, 4–1–14*	2,500	2,196,175
Sistema Finance S.A.,		
10.25%, 4–14–08	1,000	1,039,200
Toyota Motor Credit Corporation,		
4.04%, 1–18–15*	1,000	903,210
VTB Capital S.A.,		
8.26%, 7–30–07*	1,000	1,008,200
		22,017,284
Food and Related – 3.81%		
Bunge Limited Finance Corp.:		
4.375%, 12–15–08	2,300	2,263,184
7.8%, 10–15–12	2,000	2,193,462
Cadbury Schweppes Finance p.l.c.,		
5.0%, 6–26–07	500	498,904
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (B)	875	856,638
Cosan S.A. Industria e Comercio:		
9.0%, 11–1–09	300	319,500
9.0%, 11–1–09 (B)	1,500	1,597,500
8.25%, 11–15–19	1,000	1,002,500
Iansa Overseas Limited,		
7.25%, 7–28–12	2,500	2,575,000
		11,306,688
Forest and Paper Products – 2.49%		
Bowater Canada Finance Corporation,		
7.95%, 11–15–11	500	486,250
International Paper Company,		
4.25%, 1–15–09	500	490,705
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (C)	2,500	2,697,265

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Forest and Paper Products (Continued)		
Sino-Forest Corporation:		
9.125%, 8–17–11	$ 500	$ 540,625
9.125%, 8–17–11 (B)	1,000	1,082,500
Weyerhaeuser Company,		
6.75%, 3–15–12	2,000	2,100,850
		7,398,195
Homebuilders, Mobile Homes – 0.87%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	2,000	2,064,000
Greentown China Holdings Limited,		
9.0%, 11–8–13 (B)	500	512,500
		2,576,500
Household – Major Appliances – 0.69%		
Controladora Mabe S.A. de C.V.,		
6.5%, 12–15–15 (C)	2,000	**2,034,000**
Leisure Time Industry – 0.67%		
Carnival Corporation,		
3.75%, 11–15–07	1,000	990,544
Royal Caribbean Cruises Ltd.,		
6.75%, 3–15–08	1,000	1,008,791
		1,999,335
Mining – 0.84%		
Vedanta Resources plc,		
6.625%, 2–22–10 (B)	2,500	**2,503,125**
Motor Vehicles – 0.84%		
Hyundai Motor Company,		
5.3%, 12–19–08 (C)	2,500	**2,497,048**
Multiple Industry – 1.04%		
Cox Enterprises, Inc.,		
4.375%, 5–1–08 (C)	1,000	984,388
Tyco International Group S.A.,		
6.375%, 10–15–11	2,000	2,113,534
		3,097,922
Non-Residential Construction – 0.18%		
Odebrecht Overseas Ltd.,		
11.5%, 2–25–09 (C)	500	**547,500**

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Domestic – 1.22%		
ENSCO International Incorporated,		
6.75%, 11–15–07	$ 540	$ 545,330
Open Joint Stock Company Tyumen Oil Company,		
11.0%, 11–6–07	3,000	3,085,200
		3,630,530
Petroleum – International – 2.04%		
Open Joint Stock Company Gazprom,		
9.125%, 4–25–07	3,500	3,506,650
Pecom Energia S.A.,		
9.0%, 5–1–09	500	527,750
Talisman Energy Inc.,		
7.125%, 6–1–07	2,000	2,004,952
		6,039,352
Petroleum – Services – 0.18%		
Premcor Refining Group Inc. (The),		
6.75%, 5–1–14	500	**520,890**
Railroad – 1.08%		
TFM, S.A. de C.V.,		
12.5%, 6–15–12	3,000	**3,216,000**
Security and Commodity Brokers – 1.13%		
Hongkong and Shanghai Banking Corporation (The),		
5.6875%, 8–29–49*	2,500	2,425,000
Morgan Stanley,		
4.54%, 5–1–14*	1,000	937,020
		3,362,020
Steel – 1.04%		
Evraz Group S.A.,		
8.25%, 11–10–15 (B)	3,000	**3,071,250**
Trucking and Shipping – 0.34%		
Ultrapetrol (Bahamas) Limited,		
9.0%, 11–24–14	1,000	**1,015,000**

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric – 4.91%		
CESP – Companhia Energetica de Sao Paulo,		
9.75%, 1–15–15 (C)(D)........................	BRL6,400	$ 3,187,885
Compania de Transporte de Energia Electrica en		
Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16	$1,000	997,500
8.875%, 12–15–16 (C)	2,000	1,995,000
Dominion Resources, Inc.,		
4.125%, 2–15–08	2,000	1,979,176
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	2,000	2,053,960
Florida Power & Light Company,		
6.0%, 6–1–08	325	327,612
Hidroelectrica El Chocon S.A.,		
8.86%, 9–15–11*	3,000	3,000,000
Majapahit Holding B.V.,		
7.25%, 10–17–11 (C)	1,000	1,027,500
		14,568,633
Utilities – Gas and Pipeline – 0.86%		
Transportadora de Gas del Sur S.A.,		
8.0%, 12–15–13*	2,500	**2,562,500**
Utilities – Telephone – 2.74%		
America Movil, S.A. de C.V.,		
4.125%, 3–1–09	800	784,422
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	2,500	2,575,750
Open Joint Stock Company "Vimpel-Communications",		
8.0%, 2–11–10	2,125	2,209,362
Sprint Capital Corporation,		
6.125%, 11–15–08	1,000	1,012,716
TELUS Corporation,		
7.5%, 6–1–07	1,000	1,003,167
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	500	537,500
		8,122,917
TOTAL CORPORATE DEBT SECURITIES – 50.72%		**$150,514,451**

(Cost: $151,736,797)

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

OTHER GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Argentina – 0.19%		
Republic of Argentina (The),		
GDP-Linked Securities,		
0.0%, 12–15–35 (D)(E)	ARS4,000	$ 554,000
Canada – 7.24%		
Canadian Government Bond:		
4.25%, 12–1–08 (D)	CAD15,000	13,035,513
1.9%, 3–23–09 (D)	975,000	8,443,216
		21,478,729
Chile – 1.28%		
Republic of Chile:		
5.625%, 7–23–07	$2,800	2,802,240
5.76%, 1–28–08*	1,000	1,001,000
		3,803,240
Germany – 11.37%		
Bundesschatzanweisungen Federal		
Treasury Notes,		
3.0%, 3–14–08 (D)	EUR25,500	33,737,366
Japan – 1.19%		
Japanese Government 15 Year Floating		
Rate Bond,		
0.97194%, 1–20–18 (D)*	JPY425,000	3,516,781
Norway – 5.06%		
Norway Government Bond,		
5.5%, 5–15–09 (D)	NOK90,000	15,026,815
Russia – 0.33%		
Open Joint Stock Company "Russian Railroads",		
6.67%, 1–22–09 (D)	RUB7,000	269,371
Russian Federation,		
8.25%, 3–31–10 (B)	$667	698,346
		967,717
United Kingdom – 1.97%		
United Kingdom Treasury:		
7.25%, 12–7–07 (D)	GBP1,500	2,984,828
4.0%, 3–7–09 (D)	1,500	2,875,760
		5,860,588
TOTAL OTHER GOVERNMENT SECURITIES – 28.63%		$ 84,945,236

(Cost: $79,837,749)

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 5.88%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only):		
4.5%, 8–15–17	$2,145	$ 180,436
5.0%, 5–15–18	1,223	289,125
5.0%, 4–15–19	228	32,895
5.0%, 4–15–19	111	15,378
5.0%, 2–15–20	1,016	11,926
5.0%, 7–15–21	744	40,505
5.0%, 6–15–22	905	26,538
5.0%, 7–15–22	4,195	126,548
5.0%, 11–15–22	447	68,327
5.0%, 1–15–23	928	31,421
5.5%, 3–15–23	189	36,867
5.0%, 4–15–23	3,098	186,771
5.0%, 5–15–23	198	30,889
5.0%, 8–15–23	148	23,264
5.5%, 11–15–23	6,225	384,573
5.5%, 11–15–23	346	21,130
5.5%, 2–15–24	1,976	276,409
5.0%, 6–15–24	9,899	681,461
5.0%, 9–15–24	1,160	74,934
5.5%, 9–15–24	629	39,721
5.5%, 4–15–25	1,221	151,774
5.5%, 4–15–25	98	7,606
5.0%, 9–15–25	1,671	126,566
5.5%, 10–15–25	2,025	437,993
5.0%, 2–15–26	1,961	205,556
5.0%, 4–15–26	2,092	159,444
5.0%, 10–15–28	446	85,867
5.0%, 8–15–30	9,135	896,887
5.0%, 10–15–30	1,250	308,800
5.5%, 3–15–31	198	26,277
5.5%, 10–15–32	3,982	835,146
5.5%, 1–15–33	1,067	260,475
5.5%, 5–15–33	2,869	734,737

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.0%, 3–25–16	$ 4,417	$ 177,822
5.5%, 11–25–17	229	16,210
5.0%, 5–25–22	140	19,468
5.0%, 7–25–23	2,627	471,100
5.0%, 8–25–23	839	136,053
5.5%, 9–25–25	139	9,054
5.5%, 11–25–25	1,774	107,236
4.5%, 4–25–30	969	118,033
5.0%, 3–25–31	3,475	519,749
5.0%, 8–15–31	1,642	277,213
5.5%, 6–25–33	230	46,527
5.5%, 12–25–33	3,533	772,275
5.5%, 8–25–35	1,348	402,995
5.5%, 11–25–36	3,567	963,210
Federal National Mortgage Association Fixed Rate Pass-Through Certificates,		
5.0%, 7–1–34	3,904	3,778,152
Federal National Mortgage Corporation Agency REMIC/CMO (Interest Only),		
5.0%, 9–25–30	1,144	164,020
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.5%, 5–20–27	3,239	163,563
5.0%, 6–16–29	2,000	323,978
5.0%, 10–20–32	500	156,534
7.0%, 5–20–33	2,916	708,972
5.5%, 7–16–33	1,069	253,778
5.0%, 7–20–33	2,881	516,169
5.5%, 11–20–33	426	74,755
5.5%, 6–20–35	390	90,992
5.5%, 7–20–35	1,162	165,785
5.5%, 10–16–35	930	204,385
		17,454,274
Treasury Obligation – 4.72%		
United States Treasury Note,		
4.875%, 5–31–08	14,000	**14,006,566**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 10.60%		**$ 31,460,840**
(Cost: $31,269,869)		

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.46%	Face Amount in Thousands	Value
Chinese Yuan Renminbi, 4–21–08 (D).............	CNY271,910	$ 1,138,027
Euro, 3–3–08 (D)	EUR4,680	(62,767)
Japanese Yen, 12–7–07 (D)......................	JPY1,365,000	303,546
Japanese Yen, 12–7–07 (D)......................	1,475,000	(433,408)
Japanese Yen, 3–3–08 (D).......................	707,616	9,072
Russian Ruble, 1–22–08 (D)	RUB570,000	443,630
Singapore Dollar, 8–21–07 (D)	SGD11,150	223,289
South Korean Won, 4–19–07 (D).................	KRW4,800,000	31,912
South Korean Won, 4–19–07 (D).................	2,600,000	(19,467)
Swiss Franc, 5–30–07 (D)	CHF1,760	6,710
Swiss Franc, 5–30–07 (D)	16,195	(289,423)
		$ 1,351,121

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Aluminum – 1.05%		
Alcoa Incorporated,		
5.44%, 4–2–07	$3,118	**3,117,529**
Beverages – 1.68%		
Diageo Capital plc (Diageo plc),		
5.32%, 4–4–07	5,000	**4,997,783**
Finance Companies – 1.24%		
BP Capital Markets p.l.c.,		
5.42%, 4–2–07	3,673	**3,672,447**
Health Care – Drugs – 1.51%		
GlaxoSmithKline Finance plc,		
5.32%, 4–10–07	4,500	**4,494,015**
Utilities – Gas and Pipeline – 1.69%		
Michigan Consolidated Gas Co.,		
5.33%, 4–2–07	5,000	**4,999,260**
Total Commercial Paper – 7.17%		**21,281,034**

See Notes to Schedule of Investments on pages 20 - 21.

The Investments of Global Bond Fund

March 31, 2007

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligation – Taxable – 0.68%		
California		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (Taxable), (BP p.l.c.), 5.29%, 4–10–07	$2,000	$ 2,000,000
TOTAL SHORT-TERM SECURITIES – 7.85%		$ 23,281,034
(Cost: $23,281,034)		
TOTAL INVESTMENT SECURITIES – 99.09%		$294,018,318
(Cost: $288,368,046)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.91%		2,714,380
NET ASSETS – 100.00%		$296,732,698

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2007.

The following credit default swap agreements were outstanding at March 31, 2007. (See Note 7 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation/ Depreciation
Morgan Stanley	Dow Jones CDX High Yield Series 7	3.25%	12–20–11	$5,800,000	$(166,741)
Merrill Lynch International	Dow Jones CDX High Yield Series 7	3.25%	12–20–11	2,800,000	(83,827)
Merrill Lynch International	Dow Jones CDX High Yield Series 7	3.25%	12–20–11	3,000,000	(86,245)
Goldman Sachs	Dow Jones CDX High Yield Series 7	3.25%	12–20–07	2,900,000	35,828
Lehman Brothers	Columbia Government International Bond Swap	1.69%	10–20–11	3,000,000	(100,482)
Lehman Brothers	Indonesia Government International Bond Swap	1.67%	12–20–11	3,000,000	(69,985)
Lehman Brothers	Republic of Turkey Swap	2.27%	10–20–11	3,000,000	(81,649)
Morgan Stanley	Federative Republic of Brazil	1.89%	6–20–11	2,800,000	(124,478)
Morgan Stanley	Federative Republic of Brazil	1.46%	6–20–11	200,000	(5,668)
Morgan Stanley	Federative Republic of Brazil	1.15%	6–20–11	3,000,000	(50,153)
					$(733,400)

The Investments of Global Bond Fund

March 31, 2007

Notes to Schedule of Investments (Continued)

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At March 31, 2007, the total value of these securities amounted to $25,642,091 or 8.64% of net assets.

(C) Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to $19,789,405, or 6.67% of net assets.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (ARS – Argentine Peso, BRL – Brazilian Real, CAD – Canadian Dollar, CHF – Swiss Franc, CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – Great Britain Pound, JPY – Japanese Yen, KRW – South Korean Won, NOK – Norwegian Krone, RUB – Russian Ruble, SGD – Singapore Dollar)

(E) Security represents the right to receive contingent annual payments based on the performance of Argentina's gross domestic product. Principal shown is the notional amount of the securities held by the Fund as of March 31, 2007.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GLOBAL BOND FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $288,368) (Notes 1 and 3)	$294,018
Cash	173
Receivables:	
Dividends and interest.	4,426
Investment securities sold	357
Fund shares sold.	231
Deposit with broker for swaps (Note 7)	210
Unrealized appreciation on swap agreements (Note 7).	36
Prepaid and other assets	43
Total assets	299,494

LIABILITIES

Payable for investment securities purchased	1,051
Unrealized depreciation on swap agreements (Note 7).	769
Payable to Fund shareholders	555
Accrued shareholder servicing (Note 2).	102
Amortized swap premiums received (Note 7)	66
Accrued service fee (Note 2)	53
Accrued management fee (Note 2)	10
Accrued accounting services fee (Note 2)	8
Accrued distribution fee (Note 2)	2
Other.	145
Total liabilities	2,761
Total net assets.	$296,733

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 80,005
Additional paid-in capital	271,648
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	618
Accumulated undistributed net realized loss on	
investment transactions	(60,501)
Net unrealized appreciation in value of investments.	4,963
Net assets applicable to outstanding units of capital.	$296,733
Net asset value per share (net assets divided by shares outstanding):	
Class A	$3.71
Class B	$3.71
Class C	$3.71
Class Y	$3.71
Capital shares outstanding:	
Class A	70,143
Class B	2,349
Class C	1,586
Class Y	5,927
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

GLOBAL BOND FUND
For the Six Months Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$ 7,762
Dividends (net of foreign withholding taxes of $2)	17
Total income	7,779
Expenses (Note 2):	
Investment management fee.	906
Shareholder servicing:	
Class A	411
Class B	28
Class C	15
Class Y	16
Service fee:	
Class A	313
Class B	11
Class C	8
Distribution fee:	
Class A	5
Class B	34
Class C	23
Accounting services fee	48
Audit fees.	18
Custodian fees.	12
Legal fees	9
Other	123
Total	1,980
Less waiver of investment management fee (Notes 2 and 8)	(51)
Total expenses.	1,929
Net investment income	5,850

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities.	(520)
Realized net loss on forward currency contracts	(1,306)
Realized net loss of swap agreements.	(118)
Realized net loss on foreign currency transactions	(885)
Realized net loss on investments	(2,829)
Unrealized appreciation in value of securities during the period	5,630
Unrealized appreciation in value of forward currency contracts during the period	2,920
Unrealized depreciation in value of swap agreements during the period	(645)
Unrealized appreciation in value of foreign currency exchange during the period	46
Unrealized appreciation in value of investments during the period	7,951
Net gain on investments.	5,122
Net increase in net assets resulting from operations	$10,972

See Notes to Financial Statements.

Statement of Changes in Net Assets

GLOBAL BOND FUND
(In Thousands)

	For the six months ended March 31, 2007	For the fiscal year ended September 30, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 5,850	$ 10,573
Realized net gain (loss) on investments	(2,829)	13,344
Unrealized appreciation (depreciation)	7,951	(14,572)
Net increase in net assets resulting from operations.	10,972	9,345
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(5,589)	(8,094)
Class B	(152)	(234)
Class C	(105)	(137)
Class Y	(488)	(691)
Realized gains on investments transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(6,334)	(9,156)
Capital share transactions (Note 5)	2,395	30,998
Total increase	7,033	31,187
NET ASSETS		
Beginning of period.	289,700	258,513
End of period.	$296,733	$289,700
Undistributed net investment income	$ 618	$ 1,987

(1)See "Financial Highlights" on pages 25 - 28.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.	$3.65	$3.65	$3.58	$3.55	$3.29	$3.49
Income (loss) from investment operations:						
Net investment income.	0.07	0.14	0.13	0.13	0.17	0.20
Net realized and unrealized gain (loss) on investments	0.07	(0.01)	0.07	0.04	0.26	(0.20)
Total from investment operations. . .	0.14	0.13	0.20	0.17	0.43	0.00
Less distributions from:						
Net investment income.	(0.08)	(0.13)	(0.13)	(0.14)	(0.17)	(0.20)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.08)	(0.13)	(0.13)	(0.14)	(0.17)	(0.20)
Net asset value, end of period	$3.71	$3.65	$3.65	$3.58	$3.55	$3.29
Total return[1]	3.88%	3.49%	5.69%	4.88%	13.39%	0.04%
Net assets, end of period (in millions).	$260	$254	$228	$236	$231	$230
Ratio of expenses to average net assets including expense waiver	1.31%[2]	1.31%	1.28%	1.27%	1.24%	1.22%
Ratio of net investment income to average net assets including expense waiver	4.05%[2]	3.94%	3.56%	3.53%	4.98%	5.91%
Ratio of expenses to average net assets excluding expense waiver	1.34%[2]	1.31%[3]	1.28%[3]	1.27%[3]	1.24%[3]	1.22%[3]
Ratio of net investment income to average net assets excluding expense waiver.	4.02%[2]	3.94%[3]	3.56%[3]	3.53%[3]	4.98%[3]	5.91%[3]
Portfolio turnover rate	20%	60%	30%	76%	113%	76%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.	$3.65	$3.65	$3.58	$3.55	$3.29	$3.49
Income (loss) from investment operations:						
Net investment income.	0.06	0.11	0.09	0.09	0.14	0.17
Net realized and unrealized gain (loss) on investments	0.06	(0.02)	0.08	0.04	0.26	(0.20)
Total from investment operations. . .	0.12	0.09	0.17	0.13	0.40	(0.03)
Less distributions from:						
Net investment income.	(0.06)	(0.09)	(0.10)	(0.10)	(0.14)	(0.17)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.06)	(0.09)	(0.10)	(0.10)	(0.14)	(0.17)
Net asset value, end of period	$3.71	$3.65	$3.65	$3.58	$3.55	$3.29
Total return	3.32%	2.50%	4.67%	3.78%	12.26%	−0.93%
Net assets, end of period (in millions).	$9	$10	$9	$8	$5	$3
Ratio of expenses to average net assets including expense waiver	2.35%[1]	2.30%	2.28%	2.34%	2.24%	2.20%
Ratio of net investment income to average net assets including expense waiver	3.00%[1]	2.92%	2.57%	2.47%	3.90%	4.93%
Ratio of expenses to average net assets excluding expense waiver	2.38%[1]	2.30%[2]	2.28%[2]	2.34%[2]	2.24%[2]	2.20%[2]
Ratio of net investment income to average net assets excluding expense waiver.	2.97%[1]	2.92%[2]	2.57%[2]	2.47%[2]	3.90%[2]	4.93%[2]
Portfolio turnover rate	20%	60%	30%	76%	113%	76%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.	$3.65	$3.65	$3.58	$3.55	$3.29	$3.49
Income (loss) from investment operations:						
Net investment income.	0.06	0.11	0.09	0.10	0.14	0.17
Net realized and unrealized gain (loss) on investments	0.06	(0.02)	0.08	0.04	0.26	(0.20)
Total from investment operations. . .	0.12	0.09	0.17	0.14	0.40	(0.03)
Less distributions from:						
Net investment income.	(0.06)	(0.09)	(0.10)	(0.11)	(0.14)	(0.17)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.06)	(0.09)	(0.10)	(0.11)	(0.14)	(0.17)
Net asset value, end of period	$3.71	$3.65	$3.65	$3.58	$3.55	$3.29
Total return	3.40%	2.53%	4.70%	3.96%	12.24%	−0.94%
Net assets, end of period (in millions).	$6	$6	$5	$4	$2	$1
Ratio of expenses to average net assets including expense waiver	2.25%[1]	2.24%	2.21%	2.22%	2.27%	2.20%
Ratio of net investment income to average net assets including expense waiver	3.11%[1]	3.06%	2.64%	2.59%	3.76%	4.92%
Ratio of expenses to average net assets excluding expense waiver	2.28%[1]	2.24%[2]	2.21%[2]	2.22%[2]	2.27%[2]	2.20%[2]
Ratio of net investment income to average net assets excluding expense waiver.	3.08%[1]	3.06%[2]	2.64%[2]	2.59%[2]	3.76%[2]	4.92%[2]
Portfolio turnover rate	20%	60%	30%	76%	113%	76%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.	$3.65	$3.65	$3.58	$3.55	$3.29	$3.49
Income (loss) from investment operations:						
Net investment income.	0.08	0.16	0.14	0.14	0.18	0.22
Net realized and unrealized gain (loss) on investments	0.07	(0.02)	0.07	0.04	0.26	(0.20)
Total from investment operations. . .	0.15	0.14	0.21	0.18	0.44	0.02
Less distributions from:						
Net investment income.	(0.09)	(0.14)	(0.14)	(0.15)	(0.18)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.09)	(0.14)	(0.14)	(0.15)	(0.18)	(0.22)
Net asset value, end of period	$3.71	$3.65	$3.65	$3.58	$3.55	$3.29
Total return	4.11%	3.91%	6.10%	5.29%	13.80%	0.40%
Net assets, end of period (in millions).	$22	$20	$16	$14	$11	$7
Ratio of expenses to average net assets including expense waiver	0.87%[1]	0.89%	0.89%	0.89%	0.87%	0.86%
Ratio of net investment income to average net assets including expense waiver	4.49%[1]	4.36%	3.95%	3.92%	5.28%	6.25%
Ratio of expenses to average net assets excluding expense waiver	0.91%[1]	0.89%[2]	0.89%[2]	0.89%[2]	0.87%[2]	0.86%[2]
Ratio of net investment income to average net assets excluding expense waiver.	4.45%[1]	4.36%[2]	3.95%[2]	3.92%[2]	5.28%[2]	6.25%[2]
Portfolio turnover rate	20%	60%	30%	76%	113%	76%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2007

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Global Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high level of current income, with a secondary objective of capital growth when consistent with the primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

F. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

G. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and its potential impact on the Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July

2006 (see Note 8), the fee is payable as follows: 0.59% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. During the six-month period ended March 31, 2007, the amount of the management fee waived due to reduced rates was $50,759.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)			Annual Fee Rate for Each Level
From $	0 to $	10	$ 0
From $	10 to $	25	$ 11,500
From $	25 to $	50	$ 23,100
From $	50 to $	100	$ 35,500
From $	100 to $	200	$ 48,400
From $	200 to $	350	$ 63,200
From $	350 to $	550	$ 82,500
From $	550 to $	750	$ 96,300
From $	750 to $1,000		$121,600
	$1,000 and Over		$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $372,285. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2007, W&R received $1,003, $8,014 and $1,819 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $243,535 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended March 31, 2007, the Fund paid Directors' regular compensation of $10,007, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $49,902,864, while proceeds from maturities and sales aggregated $55,995,341. Purchases of options aggregated $453,330, while proceeds from sales of options aggregated $155,374. Purchases of short-term securities and U.S. government obligations aggregated $1,300,079,493 and $2,127,648, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $1,285,718,250 and $2,210,676, respectively.

For Federal income tax purposes, cost of investments owned at March 31, 2007 was $288,368,046, resulting in net unrealized appreciation of $5,650,272, of which $7,713,744 related to appreciated securities and $2,063,472 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2006 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$10,113,791
Distributed ordinary income	9,156,288
Undistributed ordinary income*	1,860,381
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2007

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2008	$ 7,428,446
September 30, 2009	39,713,139
September 30, 2010	10,992,010
September 30, 2011	1,273,649
Total carryover	$59,407,244

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2007	For the fiscal year ended September 30, 2006
Shares issued from sale of shares:		
Class A	8,185	19,144
Class B	226	834
Class C	227	871
Class Y	493	1,027
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,471	2,125
Class B	41	63
Class C	28	37
Class Y	133	190
Shares redeemed:		
Class A	(8,991)	(14,445)
Class B	(589)	(747)
Class C	(460)	(475)
Class Y	(111)	(138)
Increase in outstanding capital shares	653	8,486

(Continued)	For the six months ended March 31, 2007	For the fiscal year ended September 30, 2006
Value issued from sale of shares:		
Class A	$30,018	$69,854
Class B	826	3,039
Class C	833	3,177
Class Y	1,812	3,739
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	5,383	7,739
Class B	151	231
Class C	103	136
Class Y	488	691
Value redeemed:		
Class A	(32,963)	(52,651)
Class B	(2,158)	(2,723)
Class C	(1,689)	(1,731)
Class Y	(409)	(503)
Increase in outstanding capital	$ 2,395	$30,998

NOTE 6 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 7 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Global Bond Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Global Bond Fund, Inc. (the "Fund") as of March 31, 2007, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2006, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Global Bond Fund, Inc. as of March 31, 2007, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2006, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 17, 2007

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
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www.waddell.com

Waddell & Reed, Inc.

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